                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. ________________)*




                      Georgia-Carolina Bancshares, Inc.
               ------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                      ------------------------------------
                         (Title of Class of Securities)

                                  373145 10 1
                         ------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on the following page(s))





                              Page 1 of 8 pages

 CUSIP No.  373145 10 1                                                                              Page 2 of 9 Pages
                                                                13G
----------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

             James L. Lemley, M.D.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

----------------------------------------------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                               (a) [ ]
                                                                                                               (b) [ ]
----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY



----------------------------------------------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION


                     United States
----------------------------------------------------------------------------------------------------------------------
                           5        SOLE VOTING POWER
      NUMBER OF                             300
       SHARES              -------------------------------------------------------------------------------------------
    BENEFICIALLY           6        SHARED VOTING POWER
      OWNED BY                              33,500
        EACH               -------------------------------------------------------------------------------------------
      REPORTING            7        SOLE DISPOSITIVE POWER
       PERSON                               300
        WITH               -------------------------------------------------------------------------------------------
                           8        SHARED DISPOSITIVE POWER


                                            33,500
----------------------------------------------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     33,800

----------------------------------------------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                                                                   [ ]
----------------------------------------------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     5.3%

----------------------------------------------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON*

                     IN
----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              Page 2 of 8 Pages

 CUSIP No.  373145 10 1                                                                              Page 3 of 9 Pages
                                                                13G
----------------------------------------------------------------------------------------------------------------------
                                                                                                                        <C
     1       NAME OF REPORTING PERSON

             Robert K. Lemley, M.D.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                     (a) [ ]
                                                                                                                     (b) [ ]
----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION


                     United States
----------------------------------------------------------------------------------------------------------------------
                           5        SOLE VOTING POWER

      NUMBER OF                             300
       SHARES              -------------------------------------------------------------------------------------------
                           6        SHARED VOTING POWER
    BENEFICIALLY
                                            33,500
      OWNED BY             -------------------------------------------------------------------------------------------
        EACH               7        SOLE DISPOSITIVE POWER
      REPORTING
                                            300
       PERSON              -------------------------------------------------------------------------------------------
                           8        SHARED DISPOSITIVE POWER
        WITH

                                            33,500
----------------------------------------------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     33,800

----------------------------------------------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                                                                         [ ]
----------------------------------------------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     5.3%

----------------------------------------------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON*

                     IN
----------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!





                              Page 3 of 8 Pages

Item 1(a).    Name of Issuer.

              Georgia-Carolina Bancshares, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices.

              110 East Hill Street, Thomson, Georgia 30824

Item 2(a).    Name of Person Filing.

              This statement is filed by James L. Lemley, M.D. and Robert K. Lemley (collectively, the "Lemleys") with respect to the shares of common stock of Georgia-Carolina Bancshares, Inc. (the "Company") beneficially owned by them.

Item 2(b).    Address of Principal Business Office or, if none, Residence.

              1.     James L. Lemley, M.D.

                     P.O. Box 1898
                     Thomson, Georgia 30824

              2.     Robert K. Lemley, M.D.

                     1286 Wolf Pen Drive
                     Thomson, Georgia 30824

Item 2(c).    Citizenship.

              The Lemleys are United States citizens.

Item 2(d).    Title of Class of Securities.

              Common Stock, .001 par value per share

Item 2(e).    CUSIP Number.

              373145 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not applicable.

Item 4(a).    Amount Beneficially Owned as of December 31, 1997.

              1.     James L. Lemley, M.D.
                     Dr. Lemley beneficially owns 33,800 shares of Company common stock.




                              Page 4 of 8 Pages

                     Dr. Lemley is a Co-Trustee of the Patricia M. Lemley Trust ("the Trust") and shares voting and investing power with respect to the 33,500 shares of Company common stock held by the Trust.

              2.     Robert K. Lemley, M.D.
                     Dr. Lemley beneficially owns 33,800 shares of Company common stock. Dr. Lemley is a Co-Trustee of the Trust and shares voting and investing power with respect to the 33,500 shares of Company common stock held by the Trust.

Item 4(b).    Percent of Class.

              The Lemleys beneficially own 5.3% of the Company's common stock.

Item 4(c).    Number of Shares as to Which Such Person has:

              1.     James L. Lemley, M.D.
                     (i)          sole power to vote or to direct the vote: 300
                     (ii)         shared power to vote or to direct the vote:
                                  33,500
                     (iii) sole power to dispose or to direct the disposition of: 300
                     (iv) shared power to dispose or to direct the disposition of: 33,500

              2.     Robert K. Lemley, M.D.
                     (i)          sole power to vote or to direct the vote: 300
                     (ii)         shared power to vote or to direct the vote:
                                  33,500
                     (iii) sole power to dispose or to direct the disposition of: 300
                     (iv) shared power to dispose or to direct the disposition of: 33,500

Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.

              Not applicable.



                              Page 5 of 8 Pages

Item 9.       Notice of Dissolution of Group.

              Not applicable.

Item 10.      Certification.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                              Page 6 of 8 Pages

                                  SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 1998                          /s/ James L. Lemley
                                           ---------------------------
                                           James L. Lemley, M.D.


                                           /s/ Robert K. Lemley
                                           ---------------------------
                                           Robert K. Lemley, M.D.


                               Page 7 of 8 Pages

                                                                       EXHIBIT 1

                   JOINT ACQUISITION STATEMENT PURSUANT TO
                              RULE 13D-1 (F)(1)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



February 13, 1998                                  /s/ James L. Lemley
                                                   --------------------------
                                                   James L. Lemley, M.D.


                                                   /s/ Robert K. Lemley
                                                   --------------------------
                                                   Robert K. Lemley, M.D.




                              Page 8 of 8 Pages